PROVIDENCE RESOURCES, INC.

5300 Bee Caves Rd, Bldg 1, Suite 240
Austin, Texas 78746
(512) 970-2888

December 8, 2008

Jennifer O’Brien
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      Providence Resources, Inc.

     Form 10-K for the Fiscal Year Ended December 31, 2007

     Filed April 7, 2008

     Form 10-Q for the Fiscal Quarter Ended June 30, 2008

     Filed August 14, 2008

     File No. 000-30377

     Response Letter dated October 17, 2008

Dear Ms. O’Brien:

Thank you for your comments dated November 10, 2008 in respect to certain filings for Providence Resources, Inc. (the “Company”) on Forms 10-K for the period ended December 31, 2007 and 10-Q for the period ended June 30, 2008 that were filed with the Commission on April 7, 2008 and August 14, 2008 respectively, as well as our response letter dated October 17, 2008 to your previous comments.

We enclose herewith a copy of our Form 10K/A-2 for the period ended December 31, 2007 and our Form 10Q/A-2 for the period ended June 30, 2008 as well as redlined copies for your reference. We also enclose herewith a copy of our Form 8-K filed with the Commission on December 3, 2008. We have filed this response letter and the amended filings with the Commission electronically.

Please direct copies of all responses and any additional comments to us at the following address:

Ruairidh Campbell

         Orsa & Company
         600 Westwood Terrace

Austin, Texas 78746

     Telephone: (512) 462-3327
     Facsimile: (512) 462-3328

The following are our detailed responses to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 14 – Acquisition of Providence Exploration, page F-27

1.     We have reviewed your response to prior comment number 17. Please explain why you have allocated the excess of the deemed value of the shares and fair value of the assets acquired to unproved properties. Please clarify if this represents the fair value of the unproved properties and if so, explain how that fair value was determined using the guidance in paragraph 37(f) of SFAS 141. Please also explain why no amounts were allocated to goodwill. Refer to paragraph 42 of SFAS 141.

Response:

We determined that our estimate of the fair value of the unproved properties equaled or exceeded the fair value of the shares to be issued to acquire the assets. Upon this determination management decided to allocate the “excess” value between the fair value of the shares and the fair value of the assets to be acquired to unproved properties since the value of the transaction lay in the prospective value of the unproved properties.

The fair value of the unproved properties was recorded as representative of the total value of the transaction in accordance with SFAS 141 paragraph 37(e) which provides that certain intangible assets, as tested in SFAS paragraph 39, should be determined at fair value as represented in the following table. No adjustment was made to the other assets acquired or liabilities assumed in the transaction.

Unproved oil and gas properties	$10,402,797
Fair market value of shares	16,000,000
Providence Exploration net assets deficit	1,961,149
Providence Exploration eliminated debt	(3,571,311)
Value of the unproved oil and gas properties	$24,792,635

Management determined that the fair value method for settling on the worth of unproved properties fit within the criteria detailed in SFAS 141 paragraph 39 and the transaction was consummated entirely for its holdings in unproved properties rather than the operations of the business, know how, or other intangible assets. Accordingly, management made the determination that it would not make good sense to record any amount as goodwill.

We have clarified our disclosure regarding our fair value determination in Note 14 of our Form 10-K/A-2 by replacing the last sentence of the Note, as follows:

The fair value of the all other assets acquired and liabilities assumed in the transaction recorded the value of the unproved properties at cost which value approximated the fair value of Providence Exploration. Accordingly, the value of the unproved oil and gas properties acquired was recorded at $24,792,635 and no adjustment was made to the other assets acquired or liabilities assumed.

Draft of Form 10-K/A for the Fiscal Year Ended December 31, 2007

Note 1 – Organization and Summary of Significant Accounting Policies

Unproved Oil and Gas Properties, Not Subject to Impairment, page F-13

2.      Please explain why your accounting policy for unproved properties contemplates the use of a ceiling test. Refer to Rule 4-10(c) of Regulation S-X.

Response:

The reference to Rule 4-10(c) of Regulation S-X as further explained in Staff Accounting Bulletin No. 106 was incorrect as the rule applies to proved properties and the our properties are unproven. However, the Company has tested its properties for impairment in accordance with FAS-144. The net result is the same. We have revised the disclosure in Note 1 to better explain the reason for the impairment, as follows:

The Company follows the full cost method of accounting for exploration and development of oil and gas properties whereby all costs in acquiring, exploring and developing properties are capitalized, including an estimate of abandonment costs, net of estimated equipment salvage costs, and subjected to a quarterly impairment test, based on the estimated net realizable value of the property. Management records the impairment of its long-lived assets at the time impairment appears to exist. During fiscal 2007 management determined that an impairment of long-lived assets had occurred due to unsuccessful drilling efforts that decreased the carrying values of the Company’s oil and gas leases, allowed lease terms to expire and rendered the oil and gas pipeline unnecessary. Accordingly, the Company recorded impairment charges of $17,881,092 and $1,509,734 on the leases and pipeline respectively.

Providence Exploration has capitalized $3,278,647 in exploration costs on its oil and gas properties at the time incurred. No costs related to production, general corporate overhead, or similar activities have been capitalized. As of December 31, 2007, the Company only has capitalized costs of unproved properties acquired and related exploration costs. Leasehold costs are depleted based on the units-of-production method based on estimated proved reserves. No proved reserves currently exist for the Company and therefore no depletion has been taken as of December 31, 2007.

3.     Please explain the nature of the intangible that you refer to and how it relates to unproved properties.

Response:

The reference to the “intangible” has been eliminated in the revised financial statements. The term referred the fact that the Company’s unproved oil and gas properties are intangible assets.

4.     We note your disclosure that prior to September 29, 2006 you capitalized $3.2 million in exploration costs. Please clarify whether or not these exploration costs relate to specific properties that you owned at the time they were incurred.

Response:

We have revised Note 1 to clarify that the $3.2 million in exploration costs were incurred on the properties owned by the Company at the time incurred. Please see comment response 2, above.

Controls and Procedures, page 23

5.     We have reviewed your response to prior comment number 23 and are unable to locate your proposed disclosure in your Draft Form 10-K/A. Please advise.

Response:

We inadvertently excluded management’s conclusion of the effectiveness of the disclosure controls and procedures as of December 31, 2007. We have since remedied this error in our revised Form 10-K/A-2.

Draft Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008

Note 14 – Subsequent Events, page 21

6.     We have reviewed your response to prior comment number 28. We note you have included pro forma information in your subsequent events footnote. It appears that this information is required to be disclosed outside of your financial statements. Please explain why you have included in your Form 10-Q/A rather than in a separate Form 8-K. Refer to Item 5 of Form 10-Q and Item 2.01 and 9.01 of Form 8-K.

Response:

We have amended our Form 10-Q/A-2 to remove pro forma information from that filing and have since filed such amended information as an exhibit to a Form 8-K filed with the Commission on December 3, 2008.

7.      Please address each of the following:

•

We note that you have provided a pro forma balance sheet as of December 31, 2007. Please disclose one pro forma balance sheet as of the most recent interim period prior to the transaction, which appears to be June 30, 2008.

Response:

We have amended the pro forma financial statements to remove the pro forma balance sheet as of December 31, 2007.

•

Please determine the pro form statement of operations adjustments for this transaction as of the beginning of the most recent fiscal year. We note that you determine the pro forma adjustment for the interim period ended June 30, 2008 as of the beginning of that period.

Response:

We have amended the pro forma financial statements to include pro forma statement of operations adjustments as of the beginning of our most recent fiscal year.

•	Please provide one set of note disclosures that addresses both your interim and annual periods.

Response:

     We have amended our pro forma financial statements to include one set of pro forma footnote disclosures for both the interim and annual periods.

•	Please use corresponding note references from the face of the pro forma financial statements in the pro forma footnote disclosures.

Response:

     We have amended the pro forma financial statements to include pro forma footnote disclosures that correspond to note references in the pro forma financial statements.

8.      We note you have reported adjustments for a gain on sale of properties and in the interim period the write-off of a non-refundable option. It appears that you need to remove these pro forma adjustments as they appear to be non-recurring. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:

We have amended the pro forma financial statements to remove any adjustment for a gain on the sale of properties or the write-off of a non-refundable option.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding our Form 10-K/A-2 or Form 10-Q/A-2 or any comments or questions regarding our Form 8-K please contact us.

Yours faithfully,

/s/ Gilbert Burciaga

Gilbert Burciaga

Chief Executive Officer

Enclosures

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